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WASHINGTON, D.C.

November 5, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

On October 29, 2004, the Company filed an Amendment to its Earnings Forecasts with the Tokyo Stock Exchanges without preparing an English translation. We have therefore furnished an English summary of the filing below:

- Japanese-language Amendment to the Company's Earnings Forecasts for the fiscal year commencing April 1, 2004 and ending March 31, 2005, as filed with the Tokyo Stock Exchanges on October 29, 2004, which includes:

1. Amendment to Consolidated Earnings Forecasts

   (1) Amendment to the earning forecasts for the first half of the fiscal year, commencing April 1, 2004 and ending September 30, 2004

(2) Amendment to the earning forecasts for the fiscal year commencing April 1, 2004 and ending March 31, 2005
(3) Reason for amendment

2. Amendment to Unconsolidated Earnings Forecasts

(1) Amendment to the earning forecasts for the first half of the fiscal year, commencing April 1, 2004 and ending September 30, 2004
(2) Amendment to the earning forecasts for the fiscal year commencing April 1, 2004 and ending March 31, 2005
(3) Reason for amendment

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0202 if you have any questions regarding the attached.

Very truly yours,

Wakako Takatori

Wakako Takatori

Enclosures